Exhibit 99.3

JOINT NEWS RELEASE

Agnico Eagle Commences Friendly All-Cash Offer to
Acquire O3 Mining

•	All cash offer of $1.67 per share representing a 58% premium to O3 Mining's closing price on December 11, 2024

•	Offer unanimously recommended by Board and Special Committee of O3 Mining and supported by shareholders representing 39% of outstanding shares of O3 Mining

•	Shareholders should tender by 11:59 p.m. (EST) on January 23, 2025 to take advantage of the significant offer

(All amounts expressed in Canadian dollars unless otherwise noted)

TORONTO – December 19, 2024 – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) ("Agnico Eagle") and O3 Mining Inc. (TSXV: OIII, OTCQX: OIIIF) ("O3 Mining") are pleased to jointly announce that Agnico Eagle, through a wholly-owned subsidiary, has commenced its offer to acquire all of the issued and outstanding common shares of O3 Mining (the "Common Shares") not already owned, directly or indirectly, by Agnico Eagle for $1.67 in cash per Common Share, pursuant to a friendly, board-supported take-over bid (the "Offer") by delivering the Offer and take-over bid circular to O3 Mining shareholders. The directors' circular of O3 Mining is being delivered to O3 Mining shareholders concurrently with the take-over bid circular of Agnico Eagle.

The board of directors of O3 Mining unanimously recommends that O3 Mining shareholders deposit their Common Shares under the Offer. All of the directors and officers of O3 Mining, as well as Gold Fields Limited (through its wholly-owned subsidiary), O3 Mining's largest shareholder, Extract Advisors LLC, and certain Franklin Templeton managed funds, representing in the aggregate approximately 39% of the issued and outstanding Common Shares, have entered into lock-up agreements with Agnico Eagle, pursuant to which they have agreed to, among other things, tender all of their Common Shares to the Offer.

For a detailed description of the Offer, see O3 Mining and Agnico Eagle's joint news release of December 12, 2024, available at: https://www.agnicoeagle.com/English/investor-relations/news-and-events/news-releases/news-release-details/2024/Agnico-Eagle-to-Acquire-O3-Mining-in-Friendly-Transaction.

Full details of the Offer are contained in the take-over bid circular of Agnico Eagle and the corresponding directors' circular of O3 Mining, which are available on SEDAR+ (www.sedarplus.ca) under O3 Mining's issuer profile, and on O3 Mining's and Agnico Eagle's respective corporate websites.

Timing

The Offer is open for a limited time only and O3 Mining shareholders are encouraged to act now to participate. The Offer is open until 11:59 p.m. (EST) on January 23, 2025 (the "Expiry Time").

O3 Mining shareholders whose Common Shares are held through a broker, bank or other intermediary should immediately contact that intermediary for assistance if they wish to accept the Offer – intermediaries have likely established tendering cut-off times that are prior to the Expiry Time.

How to Tender Your Shares; Postal Strike

Only O3 Mining shareholders who tender their Common Shares will receive the cash consideration of $1.67 per Common Share. For information on tendering your Common Shares please contact Laurel Hill Advisory Group at assistance@laurelhill.com.

Shareholder type:	How do I tender my Common Shares to the Agnico Eagle Offer?

Beneficial

Most O3 Mining shareholders are beneficial shareholders. This means your Common Shares are held through a broker, bank or other financial intermediary, and you do not have a share certificate or DRS advice.

Contact your bank or your broker immediately and instruct them to tender your Common Shares to the Offer.
Registered You are a registered shareholder if you hold your Common Shares directly and may have a share certificate or DRS advice.	Contact Laurel Hill Advisory Group: Phone: 1-877-452-7184 Email: assistance@laurelhill.com

In light of the expected mail disruption following the Canada Post labour strike, shareholders are encouraged to stay up to date on the Offer by visiting: https://www.agnicoeagle.com/Offer-for-O3-Mining/default.aspx. Shareholders are also asked not to mail in any Letter of Transmittal or share certificates at this time. Instead, shareholders may contact Laurel Hill Advisory Group.

Deposit Period News Release

This news release constitutes a "deposit period news release" for purposes of National Instrument 62-104 – Take-Over Bids and Issuer Bids. O3 Mining confirms that the initial deposit period of the Offer is 35 days commencing on December 19, 2024, the date of the Offer, and will expire at 11:59 p.m. (EST) on January 23, 2025.

Advisors

Edgehill Advisory Ltd. is acting as financial advisor to Agnico Eagle. Davies Ward Phillips & Vineberg LLP is acting as legal advisor to Agnico Eagle.

Maxit Capital LP is acting as financial advisor to O3 Mining. Bennett Jones LLP is acting as legal advisor to O3 Mining. Fort Capital Partners is acting as financial advisor to the Special Committee. Cassels Brock & Blackwell LLP is acting as legal advisor to the Special Committee.

The Depositary and Information Agent for the Offer is Laurel Hill Advisory Group. If you have any questions or require assistance with tendering to the Offer, please contact Laurel Hill Advisory Group, by phone at 1-877-452-7187 or by e-mail at assistance@laurelhill.com.

About O3 Mining Inc.

O3 Mining Inc. is a gold explorer and mine developer in Québec, Canada, adjacent to Agnico Eagle's Canadian Malartic mine. O3 Mining owns a 100% interest in all its properties (128,680 hectares) in Québec. Its principal asset is the Marban Alliance project in Québec, which O3 Mining has advanced over the last five years to the cusp of its next stage of development, with the expectation that the project will deliver long-term benefits to stakeholders.

For further information on O3 Mining, please contact:

José Vizquerra | CEO, President & Director, info@o3mining.com

Alex Rodriguez | Vice President, Corporate Development, arodriguez@o3mining.com

Toll Free: +1 (833) 979-3516

About Agnico Eagle Mines Limited

Agnico Eagle is a Canadian based and led senior gold mining company and the third largest gold producer in the world, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

For further information on Agnico Eagle, please contact:

Investor Relations at investor.relations@agnico.eagle.com or call (416) 947-1212.

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation that is based on current expectations, estimates, projections, and interpretations about future events as at the date of this news release. Forward-looking information and statements are based on estimates of management by O3 Mining and Agnico Eagle, at the time they were made, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information or statements. Forward-looking statements in this news release include, but are not limited to, statements regarding: the Offer, including the anticipated timing of expiration, mechanics, funding, completion, settlement, results and effects of the Offer and the other benefits of the transaction; the anticipated next stage of development of the Marban Alliance project; and the expectation that the Marban Alliance project will deliver long-term benefits to stakeholders. Material factors or assumptions that were applied in formulating the forward-looking information contained herein include, without limitation, the expectations and beliefs of Agnico Eagle and O3 Mining that the Offer will be made in accordance with the support agreement between Agnico Eagle and O3 Mining dated December 12, 2024, and will be successful, that all required regulatory consents and approvals will be obtained and all other conditions to completion of the transaction will be satisfied or waived, and the ability to achieve goals, including the integration of the Marban Alliance property to the Canadian Malartic land package and the ability to realize synergies arising therefrom. Agnico Eagle and O3 Mining caution that the foregoing list of material factors and assumptions is not exhaustive. Although the forward-looking information contained in this news release is based upon what Agnico Eagle and O3 Mining believe, or believed at the time, to be reasonable expectations and assumptions, there is no assurance that actual results will be consistent with such forward-looking information, as there may be other factors that cause results not to be as anticipated, estimated or intended, and neither O3 Mining, nor Agnico Eagle nor any other person assumes responsibility for the accuracy and completeness of any such forward-looking information. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. O3 Mining and Agnico Eagle do not undertake, and assume no obligation, to update or revise any such forward-looking statements or forward-looking information contained herein to reflect new events or circumstances, except as may be required by applicable law. These statements speak only as of the date of this news release. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Agnico Eagle or any of its affiliates or O3 Mining.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.